LADENBURG THALMANN & CO. INC.
277 Park Avenue
26th Floor
New York, New York 10172

February 20, 2020

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Priority Income Fund, Inc. Registration Statement on Form N-2 File Nos.: 333-234289 and 811-22725

 Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the several underwriters of the proposed public offering of 1,000,000 shares of Series F Term Preferred Stock Due 2027 of Priority Income Fund, Inc. (the “Company”), hereby joins in the request of the Company that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 3:00 PM on February 20, 2020, or as soon thereafter as practicable.

We, acting as representative to the several underwriters, wish to advise you that, on February 19, 2020, the underwriters distributed as many “E-red” copies of the Preliminary Prospectus, dated February 14, 2020, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectus. We have been informed by the other underwriters participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectus.

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Very truly yours,

LADENBURG THALMANN & CO. INC., as representative of the several underwriters

By:	/s/ Steven Kaplan
Name:	Steven Kaplan
Title:	Head of Capital Markets